Securities and Exchange Commission
August 14, 2013

August 14, 2013

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: BreitBurn Energy Partners L.P.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-33055

Dear Mr. Schwall:

Set forth below are additional responses for BreitBurn Energy Partners L.P. (the “Partnership”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 20, 2013 with respect to the Partnership's Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). These additional responses are pursuant to a telephone conversation held on August 6, 2013 between James Jackson, the Partnership's Chief Financial Officer, Lawrence Smith, the Partnership's Controller and Chief Accounting Officer, and Michael Fay, Commission Staff member in the Division of Corporation Finance. For your convenience, each response is prefaced by the exact text of the Staff's comment from the June 20, 2013 letter.

Securities and Exchange Commission
August 14, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 4

Reserves and Production, page 7

1.
We have read your response to prior comment 2, including your analysis of the disclosure requirements of Item 1203(d) of Regulation S-K. We note your view is expressed relative to the disclosure of the reasons for material amounts of proved undeveloped reserves that remain undeveloped for five years or more after disclosure. We reissue our prior comment 2 and ask that you tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Please clarify for us the net quantities, if any, and provide an explanation of the circumstances that would justify a time period longer than five years to begin development of those reserves.

Response: In response to the above comment, the Partnership has recently applied a strict cut-off of the five year rule to its prospective reserves disclosures. That is, any PUD location where operations are scheduled to begin more than five years from the date of initial disclosure of the PUD location will not be reported as proved undeveloped reserves.

The Partnership respectfully requests that it be granted prospective application for changes to its reserve disclosures, instead of amending its 2012 Form 10-K, due to the following facts and circumstances:

1) Approximately 3.3 MMBoe of proved undeveloped (PUD) reserves, or a little over two percent of total reserves, were scheduled to be developed outside of five years from their initial disclosure, which the Partnership considers to be immaterial (all were scheduled to be developed within the next five years and within five years of the date of our 2012
Form 10-K).
2) The standardized measure of discounted future cash flows associated with these PUD reserves was approximately $23.6 million or about one percent of the total standardized measure of $1.99 billion as reported for 2012, which the Partnership considers to be immaterial.
3) Some of the PUD reserves that remained undeveloped for five years or more after initial disclosure as described in the Partnership's detailed response to comment 1 in its July 11, 2013 letter to the Staff may have met the requirements to be included as PUD reserves at year end 2012.   If the Partnership were required to restate its PUD reserves as of year end 2012 and file an amendment to its 2012 Form 10-K, the Partnership would be required to determine which of those PUD projects should be included in its 2012 year end reserves and to conduct a detailed review of the particular circumstances at year end 2012.  Such a review would require the Partnership to re-open its yearly audit review with its external engineering firms and would also involve many of its internal operations staff.  Given the Partnership's belief that the potential change to its 2012 estimated proved reserves would not be material and the cost and substantial time involved in implementing such a review and amendment to its 2012 Form 10-K, the Partnership does not believe such an amendment to its 2012 Form 10-K is warranted.
4) The additional time required to perform a detailed review, revise and edit the reserves section as well as to revise the reserve tables in the Supplemental Information in Item 8 of Part II of the Partnership's 2012 Form 10-K would cause a substantial delay in filing a 2012 Form 10-K amendment. Furthermore, we believe that providing additional non-material information for our 2012 reserve disclosures would provide little meaningful information to investors.

Securities and Exchange Commission
August 14, 2013

5) Finally, as the Partnership wishes to access the capital markets as soon as practicable, we believe that the additional time required to review and revise the information is not practical given the current circumstances.

Given the immaterial nature of the Partnership's 2012 PUD reserves which would fall within a strict initial five-year test period at the end of 2012 and the other facts and circumstances noted above, we respectfully request that the Partnership be allowed prospective treatment for its reserve disclosures, instead of amending its 2012 Form 10-K.

Developed and Undeveloped Acreage, page 11

2.
We have read your response to prior comment 4 regarding your Michigan proved undeveloped locations. Please tell us if all of the locations are included in a development plan adopted by management as of December 31, 2012 indicating these locations are scheduled to be drilled within five years of their initial disclosure as proved undeveloped reserves. Refer to point (ii) in the definition of undeveloped oil and gas reserves contained in Rule 4-10(a)(31) of regulation S-X and Question 131.04 in the Compliance and Disclosure Interpretations issued October 26, 2009 in formulating your response.

Response: Please see the Partnership's earlier detailed response to this comment included in its letter to the Staff dated July 11, 2013. Given the facts and circumstances cited in the Partnership's response to comment 1 above, the Partnership respectfully requests prospective treatment for its reserve disclosures, instead of amending its 2012 Form 10-K.

Selected Financial Data, page 46

3.
We have read your response to prior comment 5 and understand that you have included net operating cash flows generated by properties or businesses prior to your ownership in calculating your non-GAAP measure of Adjusted EBITDA, because you had negotiated purchase price adjustments based on activity between the effective and closing dates of these acquisitions. However, since you correlate the activity with your historical results, not as a purchase price adjustment along with other acquisition costs, the result has a pro forma or forward looking quality. You indicate this was not your intent.

We note that you had no entitlement prior to the closing dates and neither consolidated the acquired properties or businesses nor recorded the economic benefits as of the effective dates. Given the foregoing, we do not see appropriate rationale for presenting as your own activity that of other entities prior to establishing ownership. Please revise your presentation to eliminate these types of adjustments from non-GAAP measures that are correlated with your historical results of operations.

Response: The Partnership will amend its Form 10-K for the year ended December 31, 2012 to revise its Adjusted EBITDA table shown on Page 48 of Item 6, Selected Financial Data, to remove the amount shown as “Net operating cash flow from acquisitions, effective date through closing date.”

Securities and Exchange Commission
August 14, 2013

4.
We note that you present realized and unrealized gain or loss on derivatives accounted for at fair value on page 54, with a discussion of the changes on pages 55 and 60, and present within your reconciliation of Adjusted EBITDA, an adjustment to eliminate the unrealized portion of the gain or loss related to commodity derivative instruments. Tell us how you determine the realized and unrealized portions of these gains and losses so that we may understand how your method complies with FASB ASC 815-10-35-2. For example, if realized gains do not reflect only the change in fair value during the period of settlement, identify the specific elements reflected in each measure (e.g., premiums paid, the change in fair value from period-to-period, and settlement proceeds/payments). Please explain your rationale in leaving only the realized portion of derivative gain or loss reflected in your measure of Adjusted EBITDA, given that prior changes in fair value would ordinarily also comprise the overall economics of settlement.

Response: The Partnership will amend its Form 10-K for the year ended December 31, 2012 as well as amend its Form 10-Q for the three months ended March 31, 2013 to revise its disclosures from a separate presentation of realized and unrealized derivative gains or losses to a combined presentation for derivative gains or losses. In addition, the Partnership will add back total derivative gains or losses and also provide separate disclosure of derivative contract settlement amounts in its Consolidated Statement of Cash Flows as well as in its Adjusted EBITDA table. The Partnership will also disclose the amount of premiums for derivative contracts paid in earlier periods that apply to contracts settled during the period(s) shown in a footnote disclosure to its Adjusted EBITDA table. The subject disclosures will be presented in the Partnership's amended Form 10-K for the year ended December 31, 2012 and in its amended Form 10-Q for the three months ended March 31, 2013 in the sections and pages as noted below:

Form 10-K for the Fiscal Year Ended December 31, 2012 Page 48

The new table in the Selected Financial Data, Item 6, which reconciles Adjusted EBITDA to net income, will remove the “unrealized (gain) loss on commodity derivative instruments” row. It will be replaced by a row titled “(gain) loss on commodity derivative instruments” and will include all changes in the value of commodity derivative instruments during the period(s). A new row titled “commodity derivative instrument settlements” will be added and will include amounts attributable to commodity derivative instruments that settled during the period(s). In addition, the row titled “unrealized (gain) loss on interest rate derivatives” will be replaced by a new row titled “loss on interest rate swaps” and will include all changes in the value of interest rate derivatives during the period(s). Amounts attributable to interest rate derivative settlements during the period(s) will be excluded from the “Interest expense and other financing costs” line. The table will also include relevant footnotes to provide information relating to premiums for derivative contracts paid in earlier periods that apply to contracts settled during the periods.

Form 10-K for the Fiscal Year Ended December 31, 2012 Page 52

The second paragraph on page 52 will be amended to remove the discussion of average prices including realized gains from commodity derivatives and will be replaced with the following:

“Excluding the effect of derivatives, our average realized oil and NGL price for 2012 decreased $0.15 per Boe to $89.77 per Boe as compared to $89.92 per Boe in 2011. Excluding the effect of derivatives, our realized natural gas price for 2012, decreased $1.18 per Mcf to $3.00 per Mcf as compared to $4.18 per Mcf in 2011.”

Securities and Exchange Commission
August 14, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012 Page 54
Form 10-Q for the Quarter Ended March 31, 2013 Page 20

The results of operations tables will be amended to remove the disclosure of average realized prices including the effect of commodity derivatives. The tables will continue to include average realized prices, excluding the effect of commodity derivatives.

Form 10-K for the Fiscal Year Ended December 31, 2012 Page 55

The MD&A discussion relating to the section titled “Revenues” will be amended and the existing paragraphs will be replaced with the following paragraphs that discuss oil, natural gas and NGL sales revenues and the gain on commodity derivative instruments separately as follows:

Oil, natural gas and NGL sales

“Total oil, natural gas liquids (“NGL”) and natural gas sales revenues increased $19.5 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. Crude oil and NGL revenues increased $30.6 million due to higher sales volumes, primarily due to oil production from our 2012 acquisitions in Texas, California and Wyoming. Natural gas revenues decreased $11.1 million primarily due to lower natural gas prices partially offset by higher natural gas production primarily from our 2012 acquisitions in Texas. Realized prices for crude oil and NGLs, excluding the effect of derivative instruments, decreased $0.15 per Boe, or less than 1%, for the year ended December 31, 2012 compared to the year ended December 31, 2011. Realized prices for natural gas, excluding the effect of derivative instruments, decreased $1.18 per Mcf, or approximately 28%, for the year ended December 31, 2012 compared to the year ended December 31, 2011.”

“Total oil, NGLs and natural gas sales revenues increased $76.7 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. Crude oil and NGL revenues increased $78.9 million due to higher crude oil prices and sales volumes, primarily due to oil production from our 2011 acquisitions in Wyoming. Natural gas revenues decreased $2.2 million primarily due to lower natural gas prices partially offset by higher natural gas production. Realized prices for crude oil and NGLs, excluding the effect of derivative instruments, increased $19.21 per Boe, or 27%, for the year ended December 31, 2011 compared to the year ended December 31, 2010. Realized prices for natural gas, excluding the effect of derivative instruments, decreased $0.39 per Mcf, or 9%, for the year ended December 31, 2011 compared to the year ended December 31, 2010.”

Gain on commodity derivative instruments

“Gain on commodity derivative instruments for the year ended December 31, 2012 was $5.6 million compared to a gain of $81.7 million for the year ended December 31, 2011. Commodity derivative instrument settlements received for the year ended December 31, 2012 were $87.6 million compared to derivative settlements paid of $16.1 million for the year ended December 31, 2011 which included $36.8 million paid to terminate commodity hedge contracts in the fourth quarter of 2011.”

“Gain on commodity derivatives instruments for the year ended December 31, 2011 was $81.7 million compared to a gain of $35.1 million the year ended December 31, 2010. Commodity derivative instrument settlements paid for the year ended December 31, 2011 were $16.1 million,

Securities and Exchange Commission
August 14, 2013

which included $36.8 million paid to terminate hedge contracts in the fourth quarter of 2011. Commodity derivative instrument settlements received for the year ended December 31, 2010 were $74.8 million.”

Form 10-K for the Fiscal Year Ended December 31, 2012 Page 57

The MD&A discussion relating to the section titled “Interest expense, net of amounts capitalized” will be amended and the existing paragraphs will be replaced with the following paragraphs that discuss interest expense and loss on interest rate swaps separately as follows:

Interest expense, net of amounts capitalized

“Our interest expense totaled $61.2 million for the year ended December 31, 2012, net of less than $0.1 million of capitalized interest, an increase of $22.0 million from 2011. This increase in interest expense was primarily attributable to an additional $23.0 million associated with our 2022 Senior Notes and slightly higher amortization of debt issuance costs, partially offset by $1.2 million lower interest expense on our credit facility due to a lower credit facility debt balance.”

“Our interest expense totaled $39.2 million for the year ended December 31, 2011 net of $0.1 million of capitalized interest, an increase of $14.6 million from 2010. This increase in interest expense was primarily attributable to an additional $19.9 million in interest expense associated with our 2020 Senior Notes, partially offset by $4.8 million lower interest expense on our credit facility due to a lower credit facility debt balance and $0.7 million lower amortization of debt issuance costs.”

Loss on interest rate swaps

“We are subject to interest rate risk associated with loans under our credit facility that bear interest based on floating rates. See Part II-Item 7A “-Quantitative and Qualitative Disclosures About Market Risk” in this report for a discussion of our interest rate risk. Loss on interest swaps for the year ended December 31, 2012 was $1.1 million compared to a loss of $2.8 million for the year ended December 31, 2011. The higher loss in 2011 compared to 2012 reflects higher average interest rates on our swap contracts in 2011 compared to 2012.”

“Loss on interest swaps for the year ended December 31, 2011 was $2.8 million compared to a loss of $4.5 million for the year ended December 31, 2010. The higher loss in 2010 primarily reflects higher average interest rates on our swap contracts in 2010 compared to 2011.”

Securities and Exchange Commission
August 14, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012 Page 60

The MD&A discussion relating to the section titled “Cash Flows” “Operating activities” will be amended to remove the words “ realized gains” relating to settlements received in the period in the first paragraph as follows:
Cash Flows

“Operating activities. Our cash flow from operating activities in 2012 was $191.8 million compared to $128.5 million in 2011. The increase in cash flow from operating activities was primarily due to higher crude oil sales revenue and higher ~~realized gains~~ settlements received on commodity derivatives, partially offset by higher operating costs and higher interest expense. We paid $30.0 million in premiums on commodity derivative contracts in 2012 and paid $2.5 million to terminate an interest rate contract. See Note 5 to the consolidated financial statements in this report for more information regarding our derivatives.”

Form 10-K for the Fiscal Year Ended December 31, 2012 Page F-6
Form 10-Q for the Quarter Ended March 31, 2013 Page 4

The Consolidated Statements of Cash Flows will be revised to remove the row titled “unrealized (gain) loss on commodity derivative instruments” under the header “Adjustments to reconcile cash flow from operating activities” and it will be replaced by a row titled “(gain) loss on commodity derivative instruments” that combines realized and unrealized losses on derivative instruments. A new row titled “derivative instrument settlements” will be added under that same header and will include cash attributable to commodity derivative instruments that settled during the period(s). In addition, new rows titled “prepaid premiums paid on derivative instruments” and “settlement payments on terminated derivative instruments” will be added under this same header to reflect actual payments made or received relating to these items during the period.

Form 10-K for the Fiscal Year Ended December 31, 2012 Page F-19 & F-21
Form 10-Q for the Quarter Ended March 31, 2013 Page 8 & 9

The tables presenting gains and losses on derivative instruments not designated as hedging instruments will be revised to remove the “realized gain (loss)” and “unrealized gain (loss)” rows and combine these amounts in a new row titled “(gain) loss on commodity derivative instruments”.

The tables setting forth a reconciliation of changes in fair value of our derivative instruments classified as Level 3 will be revised to remove the “realized gain (loss)” and “unrealized gain (loss)” rows. These amounts will be combined into a new row titled “gain (loss) on commodity derivative instruments”.

Form 10-Q for the Quarter Ended March 31, 2013 Page 21

The MD&A discussion relating to the section titled “Revenues” will be amended and the existing paragraphs will be replaced with the following paragraphs that discuss oil, natural gas and NGL sales revenues and the gain on commodity derivative instruments separately as follows:

Securities and Exchange Commission
August 14, 2013

Oil, natural gas and NGL sales

“Total oil, natural gas liquids (“NGLs”) and natural gas sales revenues increased $26.4 million for the three months ended March 31, 2013 compared to the three months ended March 31, 2012. Crude oil and NGLs revenues increased $21.3 million due to higher sales volumes, primarily due to oil production from our recently acquired properties in Texas, California and Wyoming. Natural gas revenues increased $5.1 million primarily due to higher natural gas prices and higher natural gas production primarily from our recently acquired Texas properties.”

“Realized prices for crude oil and NGLs, excluding the effect of derivative instruments, decreased $11.76 per Boe, or 12%, in the three months ended March 31, 2013 compared to the three months ended March 31, 2012. Realized prices for natural gas, excluding the effect of derivative instruments, increased $0.71 per Mcf, or 24%, in the three months ended March 31, 2013 compared to the three months ended March 31, 2013.”

Loss on commodity derivative instruments

“Loss on commodity derivative instruments for the three months ended March 31, 2013 was $24.2 million compared to $36.0 million during the three months ended March 31, 2012. Commodity derivative instrument settlements received for the three months ended March 31, 2013 and 2012 were $5.2 million and $17.6 million, respectively, which primarily reflects lower natural gas settlements received due to increased natural gas prices and lower average natural gas hedge prices, as well as higher settlements paid for oil due to lower average crude oil hedge prices compared to prior year.”

Form 10-Q for the Quarter March 31, 2013 Page 22

The MD&A discussion relating to the section titled “Interest expense, net of amounts capitalized” will be amended and the existing paragraphs will be replaced with the following paragraphs that discuss interest expense and loss on interest rate swaps separately as follows:

Interest expense, net of amounts capitalized

“Our interest expense totaled $18.4 million and $13.8 million for the three months ended March 31, 2013 and 2012, respectively.  The increase in interest expense was primarily due to $4.6 million of higher interest expense related to the 2022 Senior Notes, which were issued in January 2012 and September 2012.”

Loss on interest rate swaps

“As of March 31, 2013, we had no interest rate derivative contracts in place. We had no loss on interest rate swaps for the three months ended March 31, 2013. Loss on interest rate swaps was $0.5 million for the three months ended March 31, 2012.”

Securities and Exchange Commission
August 14, 2013

Financial Statements

Note 4 - Acquisitions, page F-13

Permian Basin Acquisitions, page F-14

5.
We have read your response to prior comment 6 pertaining to guidance in Rule 3-05 of regulation S-X, relative to your July 2, 2012 acquisitions and understand that you do not regard these transactions as related because under the May 10, 2012 agreements, each seller waived rights to participate in a proposed sale of the other's interest, given that these waivers occurred as part of the contemporaneously signed purchase and sale agreements, we do not see why you would not conclude that the provisions had accomplished their objective. In determining whether the transactions are related under Rule 3-05(a)(3) of Regulation S-X, the conditional elements should be evaluated relative to the uncertainty they were intended to address. Unless we have misunderstood the conditional aspects of the tag-along rights prior to securing the May 10, 2012 agreements, it appears you would need to file historical and pro forma financial statements for the property interests acquired in your July 2, 2012 acquisitions to comply with Item 9.01 of Form 8-K and Rule 3-05 and Article 11 of Regulation S-X.

Response: On August 6, 2013, Michael Fay, a Commission Staff member in the Division of Corporation Finance, notified the Partnership that historical and pro forma financial statements for acquisitions required under Item 9.01 of Form 8-K and Rule 3-05 of
Regulation S-X are not applicable to the Partnership's 2012 Permian Basin acquisitions.

6.
We have read your response to prior comment 7, including your analysis of FASB ASC 805-10-50-3 and 805-10-50-2(h)(3). We note your view is expressed relative to the 5-year income averaging method of identifying significant subsidiaries pursuant to Rule 1-02(w) of Regulation S-X. However, this definitional guidance has a specific purpose other than use in materiality determination under GAAP. We also note that you have not indicated whether you had evaluated the materiality of the 2011 revenues and earnings of your 2012 acquisitions relative to your 2011 financial statements

The financial information included in your response to prior comments 6 and 7 indicates that your 2012 acquisitions may be material collectively or in certain cases, individually, for the purpose of disclosing supplemental financial information. We believe that any transactions that result in an obligation to file financial statements on Form 8-K would ordinarily be material in this context. If you continue to believe pro forma information is not required to be disclosed to comply with FASB ACS 805-10-50-3 then please expand your analysis to address significance beyond your income averaging approach and also encompassing activity relative to your 2011 historical results.

Response: The Partnership will amend its Form 10-K for the year ended December 31, 2012 as well as amend its Form 10-Q for the three months ended March 31, 2013 to revise its disclosures to include aggregated pro forma information for its 2012 insignificant subsidiary acquisitions.

The subject disclosures will be presented in the Partnership's amended Form 10-K for the year ended December 31, 2012 and in its Form 10-Q for the three months ended March 31, 2013 in the sections and pages as noted below:

Securities and Exchange Commission
August 14, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012 Page F-14

2012 and 2011 Acquisitions Pro Forma

“The following unaudited pro forma financial information presents a summary of our combined statement of operations for the years ended December 31, 2012, 2011 and 2010, assuming the AEO Acquisition, the Nimin Acquisition and the 2012 acquisitions from Element Petroleum, LP, CrownRock, L.P., Piedra Energy I, LLC and Lynden USA Inc. had been completed on January 1, 2011 and the Cabot Acquisition had been completed on January 1, 2010. The pro forma results reflect the results of combining our statement of operations with the results of operations from all of our 2012 acquisitions and the 2011 Cabot acquisition, adjusted for (1) the assumption of ARO and accretion expense for the properties acquired, (2) depletion and depreciation expense applied to the adjusted purchase price of the properties acquired, and (3) interest expense on additional borrowings necessary to finance the acquisitions, including the amortization of debt issuance costs.  The pro forma financial information is not necessarily indicative of the results of operations if the 2012 acquisitions had been effective January 1, 2011 and the 2011 Cabot acquisition has been effective January 1 2010.”

Pro forma information for revenues, net income (loss) attributable to the Partnership, net income (loss) per unit - both on a basic and fully diluted basis - are being finalized and will be disclosed in the amendment to the Partnership's Form 10-K for the year ended December 31, 2012 scheduled to be filed shortly.

Form 10-Q for the Quarter Ended March 31, 2013 Page 11

2012 Acquisitions Pro Forma

“The following unaudited pro forma financial information presents a summary of our combined statement of operations for the three months ended March 31, 2012, assuming the AEO Acquisition, the Nimin Acquisition and the 2012 acquisitions from Element Petroleum, LP, CrownRock, L.P., Piedra Energy I, LLC and Lynden USA Inc. had been completed on January 1, 2011. The pro forma results reflect the results of combining our statement of operations with the results of operations from all of our 2012 acquisitions, adjusted for (1) the assumption of ARO and accretion expense for the properties acquired, (2) depletion and depreciation expense applied to the adjusted purchase price of the properties acquired, and (3) interest expense on additional borrowings necessary to finance the acquisitions, including the amortization of debt issuance costs. The pro forma financial information is not necessarily indicative of the results of operations if these acquisitions had been effective January 1, 2011.”

Pro forma information for revenues, net income (loss) attributable to the Partnership, net income (loss) per unit - both on a basic and fully diluted basis - are being finalized and will be disclosed in the amendment to the Partnership's Form 10-Q for the three months ended March 31, 2013 scheduled to be filed shortly.

The Partnership acknowledges that (1) it is responsible for the content of its filings, including the adequacy and accuracy of the disclosures in its filings, (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and (3) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 14, 2013

Should you have any questions regarding this response, you may contact me at (213) 225-0273 or Greg Brown, the Partnership's General Counsel, at (213) 225-0294.

Sincerely,

/s/James G. Jackson
James G. Jackson
Chief Financial Officer
BreitBurn Energy Partners L.P.

cc:    Roberta E. Kass
Lawrence C. Smith